FILED BY DEVON ENERGY CORPORATION
                      PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                   AND DEEMED FILED PURSUANT TO RULE 14A-12
                                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                  SUBJECT COMPANY: DEVON ENERGY CORPORATION
                                                COMMISSION FILE NO. 0-30176




                              INVESTOR NOTICE

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SEC BY DEVON AND SANTA FE SNYDER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY DEVON AND SANTA FE SNYDER WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO DEVON) MAY ALSO BE OBTAINED FOR FREE FROM DEVON BY DIRECTING SUCH REQUEST TO: DEVON ENERGY CORPORATION, 20 NORTH BROADWAY, SUITE 1500, OKLAHOMA CITY, OKLAHOMA 73102-8260, ATTENTION: INVESTOR RELATIONS,
TELEPHONE: (405) 552-4570, E-MAIL: NAKITA.RIZZO@DVN.COM. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO SANTA FE SNYDER) MAY ALSO BE OBTAINED FOR FREE FROM SANTA FE SNYDER BY DIRECTING SUCH REQUEST TO: SANTA FE SNYDER CORPORATION, 840 GESSNER, SUITE 1400, HOUSTON, TEXAS 10023, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (713) 507-5307, E-MAIL: NPERRY@SANTAFE-SNYDER.COM.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.


SLIDE 1 - TITLE SLIDE "DEVON ENERGY, BANK OF AMERICA ENERGY CONFERENCE,
                            JUNE 19-21, 2000"


SLIDE 2 - RISK FACTORS

         "For representative risk factors that could cause Devon's actual results to differ materially from the estimates contained herein, see forms 8-K dated January 26 and June 5, 2000 and form 10-K dated March 30, 2000. All data presented assumes an effective merger date of December 31, 1999 adjusted for certain subsequent acquisitions, divestitures and financial transactions."


SLIDE 3 - DEVON OVERVIEW

o        Top 10 among U.S.-based independents
o        Proved oil and gas reserves of 670 MMBOE (12/31/99)
o        81% North America / 19% International
o        Production mix: 62% gas / 38% oil
o        Enterprise value approximating $6.3 billion
o        Investment grade credit - BBB+

SLIDE 4 - TOTAL PROVED RESERVES


         (Bar graph showing Devon's proved reserves from 1987 to 1999 in MMBoe at year-end)

         1987     1988     1989     1990    1991     1992     1993     1994     1995    1996     1997    1998     1999
         -------------------------------------------------------------------------------------------------------------
         8        22       30       32      36       61       78       106      115     179      184     299      670



         Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.


SLIDE 5 - RESERVES PER COMMON SHARE


         (Bar graph showing Devon's Reserves per common share from 1987 to 1999 in Boe)

         1987     1988     1989     1990*   1991*    1992*    1993     1994     1995    1996*    1997*    1998*    1999
         ---------------------------------------------------------------------------------------------------------------
         1.31     2.56     2.61     2.82    3.13     2.96     3.76     4.79     5.18    4.84     4.94     5.61     7.78



         Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.
         *Fully Diluted


SLIDE 6 - NET DEBT PER BOE


         (Bar graph showing Devon's net debt per Boe from 1987 to 1999) (Long term debt less working capital)

         1987     1988     1989     1990    1991     1992     1993     1994     1995    1996     1997    1998     1999
         --------------------------------------------------------------------------------------------------------------
         1.16     1.33     0.19     0.74    0.78     0.68     0.83     0.85     1.17    -0.07   -0.34    1.25     1.47


         Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.
         (1) Presented net of the book value of Devon's 7.1 million shares of Chevron common stock.


SLIDE 7 - DEVON'S OPERATING RESULTS

         Cash Margin Per Share*             Earnings Per Share*
         1987     1999                      1987     1999
         -------------                      -------------
         1.15     6.03                      -0.17    1.46

         * Fully Diluted


SLIDE 8 - DRILLING ACTIVITY

o        1988 - 1999
              > 2,400 wells drilled
o        Historically high success rates


SLIDE 9 - MERGERS & ACQUISITIONS

         PennzEnergy Company, 1999, $2.6Bn
         Northstar Energy, 1998, $759MM
         Kerr McGee Corp, North American Onshore Assets, 1996, $254MM


SLIDE 10 - FOR IMMEDIATE RELEASE

         May 25, 2000 -- Devon Energy and Santa Fe Snyder to merge creating a top 5 U.S. independent oil and gas company.


SLIDE 11 - TRANSACTION SUMMARY

o        Structure: non-taxable merger
o        Equity Ownership:  68% Devon
                            32% Santa Fe Snyder
o        Exchange Ratio:  approximately 40.3 MM
           common shares, or .22 DVN per SFS share
o        Board of Directors: proportional representation


SLIDE 12 - THE COMBINED COMPANY

         Proved Reserves:                      1,056 MMBoe
         Reserve profile:                      76% North America
                                               24% International
         Production Mix - N.A.                 61% gas/39% oil
                        - Int'l                14% gas/86% oil
         Undeveloped Acreage (net)             32 million
         R/P Ratio:                            8.9 years
         Credit Rating:                        Investment Grade
         Enterprise Value:                     $9 Billion


SLIDE 13 - U.S. PEER COMPARISON


         (Bar Graph, reserves in MMBoe @ 6:1)

         APC/UPR     BR     UCL     DVN    KMG    APA     PXD    EOG     OEI    MUR
         ----------------------------------------------------------------------------
          1942      1709    1653    1056   915     807    605    602     415    401

         Note: Reflects proved reserves at 12/31/99 adjusted for material acquisitions and divestitures.
         Represents Pro-forma Devon.



SLIDE 14 - STRATEGIC RATIONALE

         Positive financial impact:
         o        Per share accretion
         o        $30 - $35 million annual cost savings

         Compelling property fit:
         o        U.S. core area overlap
         o        Broader international growth platform


SLIDE 15 - RESERVES PER COMMON SHARE


         (Bar graph showing Devon's Reserves per common share from 1987 to 1999 in Boe)

         1987     1988     1989    1990*   1991*    1992*    1993     1994   1995    1996*   1997*   1998*   1999  1999Pro Forma
         -----------------------------------------------------------------------------------------------------------------------
         1.31     2.56     2.61    2.82    3.13     2.96     3.76     4.79   5.18    4.84    4.94    5.61    7.78    8.36


         Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.


SLIDE 16 - OPERATING RESULTS

                        Quarter Ended March 31, 2000

                          Actual          Pro Forma       Cost Savings(1)
EBITDA ($MM)               $255              $396           $404
Cash Margin to Common      $200              $321           $327

Shares O/S (MM)             86.2             126.3          126.3
Cash Margin/Share          $2.32             $2.54          $2.59

(1)  Includes estimated annual G&A and LOE savings of $30 million taxed at 40%.


SLIDE 17 - FINANCIAL STRENGTH

                        Quarter Ended March 31, 2000

                             Actual      Pro Forma       Cost Savings(1)
EBITDA ($MM)                   $255          $396            $404
Total Net Debt(2)            $1,046        $2,149          $2,149

EBITDA/Interest               10.1x          10.2x          10.4x
Net Debt/Annualized EBITDA     1.0x           1.4x           1.3x

(1)  Includes estimated annual G&A and LOE savings of $30 million taxed at 40%.
(2) Net of the market value of Devon's 7.1 million shares of Chevron common stock.


SLIDE 18 - CORE AREA OVERLAP
                                        DVN     SFS     Pro Forma    % Total
Rocky Mountains                        113.8   105.3      219.1        20.7%
Permian Basin                          120.3    95.0       215.3       20.4%
Gulf of Mexico/Gulf Coast               85.0    57.0       142.0       13.4%
Canada                                 120.5     -         120.5       11.4%
Mid-Continent                          103.0     -         103.0        9.8%
International                          127.2   129.0       256.2       24.3%
   Totals                              669.8   386.3      1056.1      100.0%


SLIDE 19 - NORTH AMERICAN OPERATIONS

         Bar charts and map showing Devon's reserves growth (year-end vs. pro forma year-end) in the Rocky Mountains, Permian Basin and the Gulf of Mexico/Gulf Coast.


SLIDE 20 - ROCKY MOUNTAINS

         Map showing Devon and Santa Fe Snyder key properties in the Rocky Mountains.

         o     219 MMBoe Pro Forma

         o     Gas leveraged

         o     Improving differentials

         o     Shared coalbed methane technologies


SLIDE 21 - GULF OF MEXICO

         Map showing Devon and Santa Fe Snyder offshore blocks in the Gulf of Mexico.


SLIDE 22 - INTERNATIONAL OPERATIONS

         International map showing the countries in which Devon and Santa Fe Snyder have production and/or exploration.


SLIDE 23 - INTERNATIONAL RESERVES POSITION
                                        Reserves at     % Total
                        Company          12/31/99        Company
                        -------          ----------      -------
Azerbaijan                DVN             107.7           10.2%
Indonesia                 SFS              62.4            5.9%
Argentina                 SFS              33.2            3.1%
Brazil                    SFS              13.9            1.3%
Gabon                     SFS              10.4            1.0%
Other                   DVN/SFS            28.7            2.7%
  Totals                                  256.3           24.2%


SLIDE 24 - AZERBAIJAN

         Middle East map showing Azerbaijan and pipelines in the area.


SLIDE 25 - SOUTHEAST ASIA

         Southeast Asia map showing the general location of the following areas: B7/38, PM308, Jabung, Jambi B, Tuban


SLIDE 26 - SOUTH AMERICA

         South America map showing the general location of the following basins: Cuyo Basin, Neuquen Basin, Potiguar Basin, Sergipe-Alagoas Basin, Espirito Santo Basin, Campos Basin, San Jorge Basin


SLIDE 27 - CAPITAL EXPENDITURES (EXPLORATION & DEVELOPMENT)

         ($MM)

         1996     1997     1998     1999    2000E    2000E
         -------------------------------------------------
         77       115      275      217     500      900

         Note: 1996-1997 represents historical Devon as reported prior to 1998 Northstar merger.


SLIDE 28 - DECADE OF OPPORTUNITIES

o        2000              - 1st significant Powder River CBM production
o        2001              - 1st significant production from Carauna Field
o        2001 - 2002       - Canadian Foothills discovery on stream
o        2002 - 2003       - Initial South Sumatra gas production
o        2003              - Powder River CBM fully on stream
                           - Initial Pearl River Basin production
o        2004 - 2006       - Raton Basin CBM peak production
o        2005 - 2010       - Azerbaijan peak production


SLIDE 29 - TIME LINE

o        May 26:     DVN and SFS announce merger
o        Late June:  File preliminary proxy materials
o        Early Sept: File definitive proxy materials
o        Early Oct:  Shareholder meetings
o        Early Oct:  Close merger


SLIDE 30 - TITLE SLIDE "DEVON ENERGY, BANK OF AMERICA ENERGY CONFERENCE,
                             JUNE 19-21, 2000"